August 26, 2025

Michael Tannenbaum
Chief Executive Officer
FT Intermediate, Inc.
5 Bryant Park, 34th Floor
New York, NY 10018

       Re: FT Intermediate, Inc.
           Registration Statement on Form S-1
           Filed August 18, 2025
           File No. 333-289695
Dear Michael Tannenbaum:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2025 letter.

Registration Statement on Form S-1
A Letter From Our Founder, page ii

1. We note the reference to the GENIUS Act and related regulations here and on page
       99. Please revise page 99 and where appropriate to update for enactment and discuss the extent to which your YLDS stablecoin or other assets, such as nuYLDS or other digital assets on Figure Exchange or other parts of your ecosystem, could be deemed to be subject to the legislation. Additionally, we note the reference to five parties intermediating debit cards and your marketplace limiting the parties to just the buyer and seller such that "[a]ll the rent-seeking goes away." With a view to clarifying disclosure, advise us whether the various roles you play and the ecosystem fees you charge bring in a necessary third party beyond the buyer and seller, for example your transfer agent's role collecting and maintaining personally identifiable
 August 26, 2025
Page 2

       information or your responsibility in mirroring the "order book on Figure Exchange,"
       as stated on page 190.
Our Solutions, page 4

2. We note your response to prior comment 5. Please advise us of the following:
           What are "vaults" and a "vault marketplace"? It is unclear if these are the same types of vaults as are referenced on page 184 as "secure electronic vaults";
           How do (or will, if this is a prospective offering) vaults and a vault marketplace interact within and/or apart from Figure Exchange and the other parts of your business?;
           Would nuYLDS or the vaults or vault marketplace present offerings that compete with Figure Exchange or other parts of your business?; and Are there risks associated with such strategic partnerships that should be
           addressed in your prospectus.
       Please revise or advise.
Figure Connect, page 7

3. We note your response to prior comment 4 and your disclosure that the Guarantor
       Vehicle has yet to purchase HELOCs via Figure Connect but has instead purchased
       $25 million of residual equity from your securitization completed in May 2025.
       Noting also your response that you use the term "Guarantor" because the Guarantor
       Vehicle assumes the first loss or residual position in its securitizations by holding the equity portion of those securitizations on its balance sheet, please advise us, with a view to clarifying disclosure, of the following:
           If the Guarantor Vehicle is obligated to and will continue to purchase an equity portion of each securitization and describe any related underlying agreements governing this obligation. If applicable, describe instances wherein the Guarantor
          Vehicle is not obligated to purchase an equity portion of securitizations;
           How "first loss" is defined and what quantitative and/or qualitative factors are used to determine the residual position;
           What risks you are exposed to in the JV taking the first loss or residual position in securitizations;
           Any limitations to the JV's assumption of first loss in the securitizations (dollar amount, percentage, etc.); and
           If the assumption by the Guarantor Vehicle of the first loss or residual position in securitizations extends to third party investors.

       Additionally, please disclose whether, once the Guarantor Vehicle begins purchasing
       HELOCs via Figure Connect, the Guarantor Vehicle will be obligated to purchase
       HELOCs, any related underlying agreements governing this obligation, and any limitations wherein the Guarantor Vehicle will not purchase HELOCs. In this regard, we note your disclosure on page 8 that the Guarantor Vehicle is specifically mandated to purchase and securitize assets sold via Figure Connect.
 August 26, 2025
Page 3
4. Additionally, as you continue to use the term "Guarantor," please revise to clarify whether and to what extent there is an indirect guarantee, as suggested by the statement that the vehicle "does not directly provide a guarantee or backing of the loans."
Figure Exchange, page 9

5. We note your response to prior comment 6 and revised disclosure on page 188 stating that Democratized Prime "connects asset owners looking to borrow against those assets with liquidity providers seeking to earn yield by lending to those assets." It is still unclear who the users and other parties are and how users choose the most appropriate and efficient pool for their unique use case. Please revise to provide a graphic or other explanatory disclosure that identifies the parties to a typical transaction, the typical asset involved, and the typical interest rate. In this regard, we note your website includes the statement that "[i]nvestors access overcollateralized, short-duration claims tied to real assets, starting with mortgage warehouse lines, through a structure designed for daily settlement and clear reporting." As non-
      exclusive examples of disclosures that may be appropriate for clarification based on information from your website, it is unclear how assets are pooled, how many lenders and borrowers may be involved in a single transaction, how warehouse lines play a role, and whether and how you or your agreements with users ensure that any LTV exceeding 90% gets "automatically liquidate[d]" to repay loans. Please revise accordingly.
Tokenization and Trading, page 12

6. We note your response to prior comments 2 and 16 and revised disclosure, including on pages 2, 12, 184 and 195. It is unclear why you state that Provenance is the sole system of record when you also state on page 2 that the blockchain is a validation mechanism to "support the traditional, off-chain processes [you] use for tracking and monitoring loan transactions." As other examples of off-chain records and activities that appear to set up a hybrid system of record, we note the following:
          References on page 12 and elsewhere to real-world asset representations documented through traditional legal documents that record real-world assets pursuant to state laws;
          Statements throughout that personally identifiable information of the borrower is not recorded on a public blockchain; and The statement on page 184 that "data and the documents collected in the
          origination process are digitally stored in a secure electronic vault outside of the
          Provenance Blockchain."
      Please revise Our Solutions on page 4 and other descriptions of the blockchain as your
      "sole system of record" to further clarify the apparently hybrid nature of the documentation, reconciliation and other processes associated with your systems.
      Additionally, we also note your statement on page 12 and elsewhere that you contractually require all owners of tokenized real-world assets to reflect all asset transactions on the Provenance Blockchain and to pass the same obligation along to any subsequent owner, as well as the statement on page 184 that loan owners use the
      Portfolio Manager to transfer loans by transferring the tokens and "access rights to the
 August 26, 2025
Page 4

      loan file in the secure electronic vault." With a view to clarifying disclosure in Risk
      Factors, advise us of the risks and/or limitations associated with downstream purchasers. For example, could they intentionally or unintentionally not comply with the obligation?
7. Please clarify if the owners of tokenized real-world assets with which you have contractual agreements also own the real-world assets. To the extent the owners are not the same, clarify if there are any agreements in place that require changes to or transactions concerning real-world assets to also be reflected on the blockchain.
      Further describe here how the design of your systems makes it impractical to transfer ownership without the use of blockchain-based systems.
8. We note your statement in response to prior comment 2 that the current principal business is the tokenization of loans and not the tokenization of securities. However, we note the statement on page 17 discussing your tokenization of digital assets and belief that the market opportunity for tokenized securities is as large as the existing securities market. To the extent you have definite plans to tokenize securities as a material part of your business, please revise and advise us with respect to the tokenization of securities as requested in prior comment 2. For example, summarize important limitations or risks associated with transacting in or holding tokenized securities, including whether all relevant parties would be made aware of or allowed to participate in potential creation and transfer of tokenized securities.
9. Please refer to prior comment 16 and the request for clarification of reconciliation processes. To the extent material to an understanding of key aspects of your blockchain and related business, including technological competitiveness and/or the risks described on pages 43-46, please clarify the statement on page 184 that the "hash can detect any subsequent changes to the data and documents, allowing for verification of authenticity." It is unclear how hash is used in the reconciliation or
      verification process, how it can detect changes, and what types of changes are detected. It is also unclear who is involved in this process. For example, when hash detects a change, it is unclear who verifies and authenticates it and how these steps are viewed by the lender, borrower, purchaser, and so forth. Additionally, it appears that reconciliation is only possible where the servicer or sub-servicer has agreements with you and has connected their software to the Provenance Blockchain. Please revise to provide clarification, including a summary, if true, of how your agreements with third parties obligate them to use your Portfolio Manager and the Provenance Blockchain.
      If third parties are able to use LOS for underwriting and/or originating while opting out of some or all of the blockchain-related features, please revise to clarify.


Homogeneous underwriting, page 14

10. We note your response to prior comment 8. Please revise your disclosure to discuss, as you discuss in your correspondence, that you collect FICO scores as part of the digital assets-backed loans origination process but do not use FICO scores in the digital assets-backed loan underwriting, and disclose the required minimum draw down amounts at origination.
 August 26, 2025
Page 5

Organizational History, page 20

11. We note your response to prior comment 1. Please revise the graphic on page 21 and accompanying discussion to connect your key operations, such as HELOC originations and LOS, with the corresponding entities in the organizational structure.
       In this regard, it is unclear why FCC is not identified.
Key Operating Metrics, page 141

12. We note your response to prior comment 12 and your revised disclosure on pages 149 and 158 clarifying that technology fees are only earned on a subset of Partners included in the Partner Branded Volume reported on page 141. Please revise your revenue recognition disclosure on pages F-19 and F-72 in a similar manner, to clearly differentiate between the loan originators that are charged a technology fee and those that are not charged a fee.
Blockchain Common Stock, page 238

13. Please expand your disclosure to discuss the type and general character of blockchain common stock. It is unclear why these are designated "blockchain." Do you plan for this series to be issued as a digital asset or otherwise differently than the other series?
Note 3 - Investments, page F-26

14. We note your response to prior comment 19 and your revised disclosure on pages 155,
       161, 173 and 174. Please address the following:
           Your response appears to indicate that the non-GAAP adjustments for "Change in
          Fair Value of Digital Assets and Related Investments" on pages 173 and 174 include changes in fair value of the digital assets you hold directly and changes in fair value of your investment in the Domestic Solana Fund, which primarily holds
          Solana tokens. Enhance your disclosure on pages 173 and 174 to more fully describe and define this adjustment, so that the filing disclosures are clear and quantify the components included in this amount.
           Revise your disclosures where appropriate to ensure that an investor is able to reconcile the "Change in Fair Value of Digital Assets Held and
Related
          Investments" amounts as disclosed on pages 173-174 to the related amounts in your footnotes, such as the tabular summaries of activities involving digital assets held by you and your ratable investment in the Domestic Solana Fund on pages F-
          26, F-27, F-78 and F-79.
 August 26, 2025
Page 6

       Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Adam J. Gelardi, Esq.